Exhibit 99.1

RECENT DEVELOPMENTS

North Sea: Islay Field Comes On Stream

On April 24, 2012 TOTAL S.A. (“TOTAL”) announced first production from its Islay gas field in the Northern North Sea, 440 kilometers north-east of Aberdeen.

TOTAL operates and fully owns the Islay field, which was discovered mid 2008 and is mainly located in Block 3/15 of the United Kingdom sector and partly in Blocks 29/6a and 29/6c of the Norwegian sector. Lying in a water depth of 120 meters, the field has already reached its expected production of 15,000 barrels of oil equivalent per day.

Islay’s single well is tied-back to the Alwyn North platform via existing subsea infrastructure, underlining TOTAL’s strategy in the North Sea of using existing facilities to exploit the potential of satellite discoveries. This project will help to further extend the life of TOTAL’s fully owned Alwyn production hub.

Thailand — Start-up of production of offshore Greater Bongkot South field

On April 23, 2012 TOTAL and the partners of the Bongkot Joint Venture announced the start of the production from the Greater Bongkot South (GBS) gas and condensate field in the Gulf of Thailand. The Joint Venture is operated by PTTEP (44.45%), alongside partners TOTAL (33.33%) and BG Group (22.22%).

The offshore GBS field is located in the Gulf of Thailand’s blocks B16 and B17, approximately 200 kilometres East of Songkhla. This new standalone development consists of a central processing platform, a living quarter platform and 13 wellhead platforms.

The processing platform has a capacity of 350 million cubic feet of gas per day and 15,000 barrels of condensate per day. Gas is exported via a new build spur line to the PTT grid while condensate is exported to the existing Floating, Storage and Offloading (FSO) vessel at the Greater Bongkot North field, which is located 80 kilometres to the north.

Elgin situation

Following a gas leak starting on March 25, 2012, from the G4 well on the platform of the Elgin field in the North Sea (United Kingdom), the production from the Elgin, Franklin and West Franklin fields was stopped and the site’s personnel was evacuated. No injuries to personnel have occurred, and the risk to the environment is expected to be relatively minor.

TOTAL immediately launched its emergency response plan and mobilized crisis management teams. The Group also mobilized international well control experts. The two main actions deployed within the scope of intervention plans aiming to control the gas leak from the G4 well are progressing in parallel: the first consists of directly injecting “heavy mud” into the well, and the second consists of drilling a relief well to intervene at the source of the leak. All means necessary to implement these solutions have been mobilized, and, as of April 26, 2012, the two actions are progressing satisfactorily.

Since April 6, teams comprised of TOTAL experts and specialists engaged by the Group have conducted numerous missions to the Elgin platform in order to prepare and implement the intervention plans for controlling the leak from the G4 well.

TOTAL is the operator of the Elgin, Franklin and West Franklin fields and holds an interest of 46.17% since the end of 2011 via the Elgin Franklin Oil & Gas (EFOG) company. As of April 26, 2012, the loss of production from these three fields (Group part) is approximately 53,000 boe/d (barrels of oil equivalent per day), representing 2.2% of the Group’s total production, and TOTAL estimates the impact on Group net operating income of the stopped production at $1.5 million (approximately €1.1 million) a day.

In line with industry practice and local regulation, TOTAL has insurance policies in place that cover the operational risks.

TOTAL quarterly ex-dividend dates for dividend 2013

On March 26, 2012, TOTAL announced that, subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2013 will be:

• September 24, 2013;

• December 16, 2013;

• March 24, 2014; and

• June 2, 2014.

The ex-dividend dates above relate to the TOTAL shares traded on the Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2012 relative to the TOTAL shares traded on the Euronext Paris will be:

• September 24, 2012;

• December 17, 2012;

• March 18, 2013; and

• June 24, 2013.